Via Facsimile and U.S. Mail
Mail Stop 6010
								September 12, 2005

Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
	Filed September 1, 2005
      File No. 1-32371

Dear Mr. Yin:

      We have reviewed your amendment and response letter dated August 31, 2005 to our comment letter dated August 26, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Amendment No. 1 for the year ended December 31, 2004

Item 5: Operating and Financial Review and Prospects, page 30
1. Your revised disclosures in response to previous comment two do not appear to include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. Your disclosures should provide investors with a full understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For each of your critical accounting policies, please disclose the uncertainties in applying these critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.
2. Please revise the disclosure you added in response to previous comment four to specifically disclose the gross profit and gross margins including depreciation and amortization excluded from cost of
sales.   Please revise your 2003 versus 2002 operating results
discussion accordingly.

Item 11: Quantitative and Qualitative Disclosures About Market
Risk,
page 61
3. We acknowledge your revised disclosure in response to our previous comment three. Instruction 3A to Item 11(a) of Form 20-F generally requires sensitivity analyses to include hypothetical market rate changes of at least 10%. Please revise your disclosure to comply or disclose the economic justification for selecting a 5% rate change.
In addition, please revise your disclosure to indicate that you believe the selected rate change is reasonably possible in the near term.

Item 17: Financial Statements, page 67

Consolidated Statements of Operations, page 72
4. We agree with your statement in response to our previous comment five that your interest and financing expenses do not meet the definition of non-operating expenses under Rule 5-03(b)9 of Regulation S-X. However, interest expense under Rule 5-03(b)8 is also a non-operating item along with non-operating income, such as interest income, under Rule 5-03(b)7. Please revise your consolidated statements of operations to reclassify interest and financing expenses as a non-operating item or remove your total operating expenses and operating loss subtotals.

Note 1: Nature of Business, page 74
5. Please revise your disclosure to clarify how Sinovac controlled the combined entity after the acquisition of Net-Force consistent with your response to previous comment six. In your revised disclosure, please indicate that outside the Share Purchase Agreement, a member of Sinovac management purchased 6,544,830 shares of the 17,091,032 shares of Net-Force resulting in shareholders
and
management of Sinovac having control of the combined entity.
6. In your response to our previous comment seven you indicate that
no shares of Sinovac Beijing were outstanding prior to the reverse
acquisition transaction.   Please explain to us why section 1.02
of
the Share Purchase Agreement filed as Exhibit 10.1 to the Form 6-K/A filed by Net-Force on October 29, 2003 indicates that 133,600,000 shares of common stock of Sinovac Beijing were issued and outstanding on August 31, 2003. If stock of Sinovac Beijing was indeed issued and outstanding prior to the reverse acquisition, please revise your financial statements to reflect all shares of Sinovac Beijing when actually issued adjusted for the 6.8136-to-one effective exchange ratio inherent in the Share Purchase Agreement. Please ensure that you reflect a share reduction for the effective spin-off representing the 49% minority interest created in the reverse acquisition transaction as well as the new shares effectively issued to the shareholders of Net-Force. If you do not agree with this accounting, please tell us why and reference the authoritative literature you relied upon to support your position.
7. We note that your weighted-average share computations for 2002 and
2003 provided in response to our previous comment seven do not include the shares outstanding that were held by shareholders that now comprise the minority interest. Consistent with the immediately preceding comment, please provide us with revised 2002 and 2003 weighted-average share computations that reflect all Sinovac Beijing shares issued and outstanding along with a share reduction for the effective spin-off representing the 49% minority interest. In addition, please revise your financial statement disclosure to reflect the revised loss per share information.

Note 7: Licenses and Permits, page 84
8. Please revise your disclosure to indicate the nature of the costs associated with your inactive hepatitis A licenses, consistent with your response to our previous comment eight.
9. As previously requested in our previous comment nine, please tell us the authoritative guidance you relied upon to defer amortization of your recombinant hepatitis A&B vaccine and your influenza virus HA vaccine licenses until you start drug production. We believe that paragraph 12 of SFAS 142 would require that if a pattern of economic benefits cannot be reliably determined, straight-line amortization method should be used commencing upon acquisition of the intangible asset.

Note 9:  Income Taxes, page 86
10. We acknowledge your response to our previous comment 10. Please tell us whether you file separate or consolidated Chinese income tax returns for Sinovac China and Tangshan Yian. In addition, please tell us how one year of profitable operations at Sinovac China provides evidence of a strong earnings history as contemplated in paragraph 24 of SFAS 109. We note that paragraph 23 of SFAS 109 specifically indicates that it is difficult to conclude that a valuation allowance is not needed in the presence of a history of losses.

      As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


cc:	Mr. Michael T. Shannon, Esq.
	Devlin & Jensen

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Mr. Weidong Yin
Sinovac Biotech Ltd.
September 12, 2005
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